TERRA TECH CORP.

2040 Main Street, Suite 225

Irvine, California 92614

(855) 447-6967

www.terratechcorp.com

October 27, 2017

VIA EDGAR TRANSMISSION

Mr. Kevin J. Kuhar

Accounting Branch Chief

Office of Electronics and Machinery

United States Securities and Exchange Commission

Division of Corporate Finance – Mail Stop 3030

Washington, DC 20549

Re:	Terra Tech Corp.
Form 10-K for the Fiscal Year Ended December 31, 2016 Filed March 31, 2017 Form 10-Q for the Quarterly Period Ended June 30, 2017 Filed August 8, 2017 File No. 000-54258

Dear Mr. Kuhar:

Terra Tech Corp., a Nevada corporation (the "Company," "we," "us," or "our"), is submitting this letter in response to the comment letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated September 29, 2017 (the "Comment Letter"), with respect to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2015, filed with the Commission on March 31, 2017 (the “2016 10-K”); and the Company's Quarterly Report on Form 10-Q for its quarterly period ended June 30, 2017, filed with the Commission on August 8, 2017. Today, we are filing an amendment to the 2016 10-K.

This letter sets forth the comments of the Staff in the Comment Letter and, following each comment, our response.

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Form 10-K for the Fiscal Year Ended December 31, 2016

If we fail to implement and maintain proper and effective internal controls, page 21

1. Please revise the title of this risk factor to highlight the risk. For example, we note your disclosure on pages 43 and F-2 that management concluded that your internal control over financial reporting was not effective as of December 31, 2016 and your auditors expressed an adverse opinion, respectively. Also disclose that you did not assess the effectiveness of internal control over financial reporting of Black Oak Gallery because of the timing of the acquisition.

Response:

The Company respectfully acknowledges the Staff’s comment. We have revised the title of this risk factor on page 22 to read as follows: “Our management concluded that our internal control over financial reporting was not effective as of December 31, 2016 and our auditors expressed an adverse opinion, which could result in material weaknesses in our financial reporting, such as errors in our financial statements and in the accompanying footnote disclosures, that could require restatements.” We have also disclosed that we did not assess the effectiveness of internal control over financial reporting of Black Oak Gallery because of the timing of the acquisition.

Consolidated Statements of Operations, page F-6

2. We note that you recognized a loss on debt extinguishment of $5.4 million in 2016 but you have not disclosed the debt extinguishment transactions. Please describe to us the extinguishment transactions, quantify the amount of each class of debt extinguished and show us how you calculated the amount of the loss. Provide us with similar information on the loss on debt extinguishments disclosed in the Form 10-Q for the quarterly period ended June 30, 2017. Revise future filings to provide the disclosure required by ASC 470-50.

Response:

The Company respectfully acknowledges the staff’s comment. Upon receiving the conversion notice from the debt holder, the Company will mark to market the derivative on the debt being converted. The Company will also amortize the debt discount through the date of the conversion notice and accrue interest expense on the debt being converted. The Company values the shares of common stock being issued at the closing market price on the date of conversion. The Company will eliminate the debt being converted into common stock, eliminate the proportionate amount of accrued interest, and eliminate the derivative and debt discount offset by the value of the common stock being issued to arrive at the loss on extinguishment of debt. All of the debt is of a single class.

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The table below will be inserted into the Form 10-K/A – Footnote 9 which details the conversion of notes payable for the years ending December 31:

Loss on Extinguishment of Debt

	Year Ended December 31,
	2016	2015	2014
Fair market value of common stock issued upon conversion	$18,887,399	$1,493,659	$-
Principal amount of debt converted	(13,324,973)	(900,000)	-
Accrued interest converted	(233,415)	(108,000)	-
Fair value of derivative at conversion date	(10,361,100)	(374,600)	-
Debt discount value at conversion date	10,414,902	508,385	-

Loss on Extinguishment of Debt	$5,382,813	$619,444	$-

The tables below are for informational purposes which detail the conversion of notes payable for the three and six months ended June 30. In future filings, comparable tables will be included as required by ASC 470-50.

	Six Months Ended June 30,
	2017	2016
Fair market value of common stock issued upon conversion	$11,732,356	$2,064,137
Principal amount of debt converted	(8,564,324)	(846,491)
Accrued interest converted	(274,760)	(115,249)
Fair value of derivative at conversion date	(5,672,050)	(570,100)
Debt discount value at conversion date	5,457,373	388,500

Loss on Extinguishment of Debt	$2,678,595	$920,797

	Three Months Ended June 30,
	2017	2016
Fair market value of common stock issued upon conversion	$6,717,694	$-
Principal amount of debt converted	(5,005,000)	-
Accrued interest converted	(145,121)	-
Fair value of derivative at conversion date	(2,901,400)	-
Debt discount value at conversion date	2,972,963	-

Loss on Extinguishment of Debt	$1,639,137	$-

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Note 4 – Acquisitions, F-21

3. Please revise future filings to provide the disclosures required by ASC 805-10-50-2(h)(3) for each business combination disclosed.

Response:

The Company respectfully acknowledges the staff’s comment.The Company has provided the disclosures required by ASC 805-10-50-2(h)(3) for the business combination disclosed in Footnote 4 of the Form 10-K/A and will provide the required disclosure in future filings, as applicable.

Black Oak Gallery

The supplemental pro forma information below is based on estimates and assumptions that we believe are reasonable. The pro forma information presented is not necessarily indicative of the consolidated results of operations in future periods or the results that actually would have been realized had the acquisition occurred on January 1, 2015. The supplemental pro forma results below exclude any benefits that may result from the acquisition due to synergies that are expected to be derived from the elimination of any duplicative costs.

Supplemental pro forma information, as if the acquisition had occurred on January 1, 2015 is as follows:

	Pro Forma Results of Operations
	For the Years Ended December 31, (Unaudited)
	2016	2015
Revenues	$28,700,238	$22,934,825

Net Loss Attributable to Terra Tech Corp.	$(27,398,237)	$(11,189,033)

Net Loss per Common Share Attributable to Terra Tech Corp. Common Stockholders - Basic and Diluted	$(0.07)	$(0.05)

Black Oak Gallery, page F-22

4. We note your disclosure that the purchase price amounts are based on the final third-party valuations. Please revise future filings, including the requested amendment, to clarify the nature and extent of the third-party appraiser´s involvement and management´s reliance on the work of the independent appraisers. Also, refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections which discusses your responsibilities should this filing be incorporated by reference into a Securities Act registration statement.

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Response:

The Company respectfully acknowledges the staff’s comment. The Company has taken the position that Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections does not require the Company to disclose the name of the third party expert in its registration statement or obtain the third party’s consent to be named because the valuation was not “expertized” disclosure for purposes of Securities Act Section 11(a).

The Company will adjust the disclosure on page F-22 to the following:

The Company relied on an independent third-party expert appraiser valuation report in valuing certain assets which included Customer Relationships, Trade Name and Dispensary License.

Note 5 – Inventory, page F-24

5. We note that you calculate your cost of goods sold using the average cost method. Please reconcile this with your disclosure on page F-13 which indicates that you value your inventory cost using the first-in, first out method.

Response:

The Company respectfully acknowledges the staff’s comment. The Company will delete the language on page F-24.

Note 11 – Fair Value Measurements, page F-35

6. We note the significance of your derivative liabilities at December 31, 2016. Please revise future filings to disclose the valuation methodology and significant assumptions utilized. Refer to ASC 820-10-50-1(a).

Response:

The Company respectfully acknowledges the staff’s comment. The Company will be adding the following in Footnote 11 of the Form 10-K/A to disclose the valuation methodology and significant assumptions utilized, as referenced in ASC 820-10-50-1(a), and will also revise future filings.

The Company estimates the fair value of the derivative liabilities using the Black-Scholes-Merton option pricing model using the following assumptions:

	2016	2015	2014
Stock Price	$0.29 - $0.49	$0.09 - $0.22	-
Conversion and Exercise Price	$0.22 - $0.50	$0.07 - $0.16	-
Annual Dividend Yield	-	-	-
Expected Life (Years)	1.5 - 4.0	1.0 - 4.0	-
Risk-Free Interest Rate	2.50%	2.50%	-
Expected Volatility	120.30% - 144.03%	98.35% - 148.71%	-

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Expected volatility is based on historical volatility of our common stock. Historical volatility was computed using weekly pricing observations for our common stock that correspond to the expected term. We believe this method produces an estimate that is representative of our expectations of future volatility over the expected term of these warrants and conversion features.

Exhibit 32

7. We note that your Chief Financial Officer did not furnish with this filing the certification required by Section 906 of the Sarbanes-Oxley Act. Please file a full amendment to your Form 10-K that includes the entire filing, as well as currently dated Section 906 certifications and Section 302 certifications from both of your certifying officers. We already note the abbreviated amendment filed on June 27, 2017 to provide corrected auditor consents.

Response:

The Company respectfully acknowledges the staff’s comment and has filed a full amendment to the 2016 10-K including currently dated Section 906 certifications and Section 302 certifications from both of our certifying officers.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Note 9 – Contingent Consideration Liability, page 16

8. We note that you recorded $4.6 million of the contingent consideration settlement against additional paid in capital and $5.0 million as a gain on settlement of contingent consideration. Tell us how you calculated these amounts and explain how you determined their classification as additional paid in capital and income in your financial statements. Please cite the authoritative accounting literature upon which you relied.

Response:

The Company respectfully acknowledges the staff’s comment. Pursuant to the terms of the contingent consideration as outlined in the Merger Agreement, as of the April 1, 2017 settlement date the Company determined the final contingent consideration liability was $16.5 million. Subsequent to that determination and prior to the release of cash and securities in settlement of the contingent consideration liability, the Company entered into discussions with the sellers regarding disputes between the sellers of Black Oak and the Company with respect to certain operational and performance goals that would have impacted the appreciation of the quoted price of the Company’s common stock underlying the market-based component of the contingent consideration and, in effect, increasing the number of clawback shares. While it was not clear that such actions were in violation of any contractual arrangements, the Company felt they negatively impacted its operations and growth. During those discussions the Company proposed withholding a portion of the contingent consideration proceeds due the sellers to address the Company’s concerns and the sellers concurred.

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As a result of the above, the parties agreed that the Company would hold back approximately 34.2 million shares with a value of $9,684,268 based on the Company’s share price as of April 1, 2017 that had been earned by the sellers under the terms of the contingent consideration agreement.

In analyzing whether the gain of approximately $9.6 million should be fully recorded in income, the Company first considered whether such amount should be treated as a change in the fair value of the contingent consideration. As noted above, the $9.6 million difference was the result of discussions between the parties subsequent to the final determination of fair value, rather than a change in the Company’s share price or a failure by the sellers to meet the performance hurdles of the contingent consideration arrangement. Thus, the Company determined that the change was outside the scope of ASC 805-30-35 and ASC 805-10-25.

Certain sellers of Black Oak were previously disclosed as related parties because of their status as stockholders or current officers of the Company, while all other sellers are considered unrelated parties. As a result, the Company gave consideration to the guidance regarding related party share settled debt in ASC 470-50-40-2 and to general accounting literature regarding recording related party transactions. Based on such guidance, the Company determined that it is generally accepted that the gain on the extinguishment of related party liabilities can be precluded from gain recognition to prevent unusual recognized gains, resulting in such gain to be recorded as a component of equity. Based on these considerations, the Company determined that the most appropriate treatment was to record the portion of the $9.6 million that was withheld from related parties in equity. The ratio of the shares held back from the related party sellers compared to unrelated party sellers were 48% and 52%, respectively. The $9.6 million gain was allocated using these percentages.

Controls and Procedures, page 40

9. In future filings, update to reflect your remediation measures and the impact on the deficiencies in your internal control over financial reporting. We note in this respect, Item 4 of your Forms 10-Q filed on May 10, 2017 and August 8, 2017 where you disclose that “[T]here were no changes in [y]our internal controls over financial reporting during the most recently completed fiscal quarter that have materially affected or are reasonably likely to materially affect [y]our internal control over financial reporting.”

Response:

The Company respectfully acknowledges the staff’s comment and in future filings, the Company will update the remediation measures and impact on the deficiencies regarding the internal controls over financial reporting.

7

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should there be any questions that might be facilitated by contemporaneous dialogue, please feel free to call our general counsel, Joseph Segilia at (646) 258-7567, or me at (855) 447-6967.

Thank you for your ongoing courtesy in this matter.

Sincerely,

By:	/s/ Michael C. James
Michael C. James
Chief Financial Officer

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